Meridian Equity Income Fund® is a no load, diversified mutual fund and began MEIFX operations on January 31, 2005. The primary objective of the fund is to seek long-term growth of capital and income. Meridian Equity Income invests primarily in equities of companies that pay dividends or interest, have the potential for capital appreciation and which the Investment Adviser believes may have the capacity to raise dividends in the future. Richard F. Aster, Jr. has managed the fund since its inception. Meridian Equity Income Past performance is not predictive of future performance. The graph Fund featured in and table do not reflect the deduction of taxes that a shareholder would Hannah Hsu’s pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, “Dividends Galore” - when redeemed, may be worth more or less than their original cost. Louis Rukeyser’s Mutual Current performance may be lower or higher than the performance data Funds July 2010 quoted. For the most recent performance, please call our shareholder services at 800-446-6662 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund is a no load, diversified mutual fund and began MERDX operations on August 1, 1984. The primary objective of the fund is to seek long-term growth of capital. Meridian Growth invests primarily in growth stocks, including those with small and medium sized market values. Richard F. Aster, Jr. has managed the fund since its inception. Meridian Growth Fund featured in The Motley fool’s, “Here’s what Meridian Growth Fund Bought and Sold Last Quarter”. — www.fool.com June 16, Past performance is not predictive of future performance. The graph 2011 and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, Meridian Growth Fund when redeemed, may be worth more or less than their original cost. included in Ben Current performance may be lower or higher than the performance data Baden’s, “50 Best Funds quoted. for the Everyday For the most recent performance, please call our shareholder services Investor”. — at 800-446-6662 money.usnews.com June 1, 2011 Meridian Growth Fund featured in Marla Brill’s, “Mining Mid-Cap Growth”. - Financial Advisor Magazine June, 2011 Meridian Growth Fund mentioned in Tom Sullivan’s, “A Mid-Cap Moment”. - online.barrons.com April, 2011 Meridian Growth Fund featured in Benjamin Shepherd’s, “Resilient in Tragedy”. — LOUIS RUKEYER’S MUTUAL FUNDS April, 2011 Meridian Growth Fund included in Todd Rosenbluth’s TRENDS & IDEAS, “Mid-Cap Funds Offering Growth Potential and Dividend Support”. — MarketScope Advisor March 29, 2011 Meridian Growth Fund featured in “This Kiplinger 25 Fund Continues Its Long, Winning Record”. - Kiplinger.com March 23, 2011 Meridian Growth Fund included in Esther Pak’s “Small- and Mid-Cap Funds With Moats in the Making”. - Morningstar March 10, 2011 Meridian Growth Fund ranks in Top Ten for 3 and 20 years performance for midsize-company funds - Kiplinger’s Mutual Funds 2011 Spring 2011 Morningstar Announces Runner-Up Domestic-Stock Manager of the Year: Richard F. Aster Jr. and William Tao Meridian Growth Fund’s Richard Aster included in Carolyn Bigda’s “Top Picks From Top Pros” - Money Magazine Investor’s Guide for 2011 January/February 2011 Meridian Growth Fund’s Richard Aster included in Murray Coleman’s “3 Top-Ranked Funds Led By Long-Tenured Managers” — BARRON’S December 2010 Meridian Growth Fund’s Richard Aster and William Tao included in Russel Kinnel’s “Our Five Nominees for Morningstar Domestic-Stock Manager of the Year” - Morningstar December 2010 Meridian Growth Fund featured in Jonah Keri’s “Meridian Favors the Unassailable Edge” - Investor’s Business Daily November 2010 Meridian Growth Fund is the recipient of the Standard & Poor’s Domestic Equity Mid Cap Fund Gold Award for 2010. Meridian Growth Fund profiled by U.S. News Best Funds Meridian Growth returns to The Kiplinger 25 “Welcome Back Meridian Growth” by Andrew Tanzer — Kiplinger’s Personal Finance August 2010 Meridian Growth Fund featured in Hannah Hsu’s FUND UPDATE - Louis Rukeyser’s Mutual Funds June 2010 Meridian Growth replaces T. Rowe Price Mid-Cap Growth, which is closing to new investors, “Fund Watch: Farewell to a Kiplinger 25 Fund” - Kiplinger.com May 2010 Meridian Growth Fund included in Money Magazine’s “Money 70: Best Funds Through T hick and Thin” — Money Magazine February 2010 Meridian Growth Fund included in Kiplinger’s Personal Finance “AND THE LEADERS ARE...”, “Meridian Growth shows up on the Small and Midsize Growth Funds winners list over one, ten and twenty years” - Kiplinger’s Personal Finance September 2009 Meridian Growth Fund mentioned in Dow Jones Newswires “Meridian Growth Fund Goes Against The Tide” — Dow Jones Newswires September 2009 Meridian Growth Fund covered in Louis Rukeyser’s Mutual Funds “Prime Meridian” — Louis Rukeyser’s Mutual Funds June 2009 Meridian Growth Fund ranked #6 in SmartMoney Magazine’s “100 Best Time-Tested Funds” - SmartMoney Magazine January 2009 The 2007 Wall Street Transcript interview with Richard Aster Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund is a no-load, diversified mutual fund, and began operations on February 10, 1994. The primary objective of the fund is to seek long-term growth of capital. Meridian Value MVALX invests primarily in equities of companies which are, we believe, undervalued in relation to the company’s long-term earning power or asset value, or the stock market in general. This may include companies which have suffered earnings declines but which are, we believe, positioned to resume long-term growth. Investments include equities across all market capitalizations and industry groups. Richard F. Aster, Jr., the fund’s founder, heads up an investment team which includes Jamie England and Jim O’Connor. Meridian Value Fund ranked #2 in Forbes Magazine’s Mutual Funds ‘09 “The Honor Roll” — Forbes Magazine February 2009 Meridian Value Fund wins Lipper Award for consistent investment performance for the 10 year period ending December 31, 2008. Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay The 2008 Wall Street Transcript interview on fund distributions or the redemption of fund shares. Net asset value, with James England investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. For the most recent performance, please call our shareholder services at 800-446-6662 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.